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Exhibit 3.6

CERTIFICATE OF ELIMINATION
of
SERIES A PREFERRED STOCK
of
3D Systems Corporation

        The undersigned, 3D SYSTEMS CORPORATION, a Delaware Corporation (the "Corporation"), in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, for the purposes of eliminating from the Certificate of Incorporation of the Corporation all matters set forth in the Certificate of Designations of Rights, Preferences and Privileges of Series A Preferred Stock of the Corporation filed with the Secretary of State of the State of Delaware (the "Series A Certificate of Designation") with respect to the Series A Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), of the Corporation, hereby certifies that:

          1.     The undersigned is the duly elected and acting Vice President, General Counsel and Secretary of the Corporation.

          2.     In accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation has adopted the following resolution eliminating from the Certificate of Incorporation all matters set forth in the Series A Certificate of Designation with respect to the Series A Preferred Stock:

        RESOLVED that the Series A Preferred Stock was authorized in connection with that certain Rights Agreement dated as of December 4, 1995 between the Corporation and U.S. Stock Transfer Corporation, as the Rights Agent (the "Rights Agreement");

        RESOLVED that the Board of Directors has approved the amendment of the Rights Agreement so as to provide for the Rights Agreement to expire and the rights issued thereunder to be cancelled at the close of business on March 3, 2003;

        RESOLVED that none of the authorized shares of Series A Preferred Stock are outstanding;

        RESOLVED that as a result of the termination of the Rights Agreement no shares of Series A Preferred Stock shall be issued pursuant to the Series A Certificate of Designation;

        RESOLVED that, in accordance with Section 151(g) of the General Corporation Law of the State of Delaware, the shares of the Corporation's preferred stock previously covered by the Series A Certificate of Designation shall resume the status which they had prior to the adoption of the Series A Certificate of Designation;

        RESOLVED that the officers of the Corporation shall be and each of them is authorized and directed to prepare, execute and file or cause to be filed with the Secretary of State of the State of Delaware, in the name and on behalf of the Corporation, a certificate pursuant to Section 151(g) of the General Corporation Law of the State of Delaware to effect the elimination from the Certificate of Incorporation of all matters set forth in the Series A Certificate of Designation with respect to the Series A Preferred Stock, and such other certificates and documents as may be required."

        3.     Neither the previous resolutions nor this Certificate shall have any effect on the series of preferred stock of the Corporation known as the Series B Preferred Stock, par value $0.001 per share.

        The undersigned declares under penalty of perjury under the laws of the State of Delaware that the matters set out in the foregoing Certificate are true of his own knowledge and that the foregoing Certificate has been duly adopted by this Corporation's Board of Directors in accordance with the General Corporation Law of the State of Delaware.

Executed at Valencia, California, on March 3, 2004.

3D SYSTEMS CORPORATION
By:	/s/ ROBERT M. GRACE, JR.
Name:	Robert M. Grace, Jr.
Title:	Vice President, General Counsel and Secretary

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  Exhibit 3.6